Exhibit 99.1

Payment of dividend

The shareholders of Banco Santander-Chile are informed that at the Ordinary Shareholders' Meeting held on April 19, 2023, the payment of a dividend of $2.57469221 per share was agreed, charged to the income for the year for 2022. The aforementioned dividend will be available to the shareholders as of April 26, 2023, at the Bank's Headquarters located at Bandera No. 140, Santiago, and at any of its branches, both in the Metropolitan Region and the rest of the country.

Those who are registered in the Shareholders Registry at midnight on April 20, 2023 are entitled to this dividend.

CLAUDIO MELANDRI HINOJOSA PRESIDENT